Exhibit (a)(1)(E)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE

WARRANTS TO PURCHASE COMMON STOCK

AMPRIUS TECHNOLOGIES, INC.

MAY 13, 2024

THE OFFER TO EXERCISE (AND ASSOCIATED WITHDRAWAL RIGHTS) WILL EXPIRE AT 5:00 P.M. (EASTERN TIME) ON JUNE 11, 2024 UNLESS THE OFFER PERIOD IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

This letter is to inform you that Amprius Technologies, Inc. (the “Company”) is offering to holders of its outstanding (i) public warrants (the “Public Warrants”) to purchase up to 29,268,236 shares of common stock, $0.0001 par value per share (the “Common Stock”), and (ii) private warrants (the “Private Warrants” and together with the Public Warrants, the “Offering Warrants”) to purchase up to 16,400,000 shares of Common Stock, each exercisable for one (1) share of the Company’s Common Stock, at an exercise price of $11.50 per Offering Warrant, the opportunity to exercise their Offering Warrants at a temporarily reduced cash exercise price of $1.10 per Offering Warrant, upon the terms set forth in the enclosed Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc., dated May 13, 2024 (together with any amendments or supplements thereto, the “Offer to Exercise”). The Company’s outstanding private placement warrants (the “PIPE Warrants”) to purchase up to 2,052,500 shares of Common Stock, which are exercisable at a price of $12.50 per PIPE Warrant, are not eligible to be exercised at the reduced exercise price. All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

Please furnish copies of the enclosed materials to your clients for whom you hold Offering Warrants registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:

1.	Offer to Exercise dated May 13, 2024;

2.	Election to Participate and Exercise Offering Warrants, for your use in accepting the Offer and tendering Offering Warrants of your clients;

3.

Letter to Clients, for you to send to your clients for whose account you hold Offering Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer to Exercise;

4.	Applicable Prospectus relating to the Offering Warrants; and

5.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary Agent for the Offer to Exercise.

Holders of Offering Warrants must make their own decision as to whether to tender their Offering Warrants and, if so, how many Offering Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise Offering Warrants, including the Company’s reasons for making the Offer.

OFFERING WARRANTS THAT ARE NOT TENDERED IN CONNECTION WITH THE OFFER TO EXERCISE WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT EXERCISE PRICE OF $11.50 PER OFFERING WARRANT.

Investing in the Company’s securities involves a high degree of risk. See the section titled “Risk Factors” in the enclosed Offer to Exercise and in the applicable Prospectus for a discussion of information that holders should consider before tendering Offering Warrants in the Offer.

Certain conditions of the Offer are described in “Description of the Offer to Exercise — Section 5. Conditions to the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise — Section 7. Procedures for Participating in Offer to Exercise and Exercising Offering Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 P.M. (Eastern Time) on June 11, 2024 or such later time and date to which the Offer is extended.

If you or your clients tender Offering Warrants, the tendered Offering Warrants may be withdrawn before the Expiration Date and retained on their original terms by following the instructions in “Description of the Offer to Exercise — Section 9. Withdrawal Rights.” Under no circumstances will interest be paid on the temporarily reduced cash exercise price of the Offering Warrants in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in issuing Common Stock upon the exercise of the Offering Warrants.

The Company will not pay any commissions to any broker, dealer, or other person (other than to the Depositary Agent, the Information Agent and any warrant solicitation agent engaged by the Company, as described in the Offer to Exercise) in connection with the solicitation of tenders of Offering Warrants pursuant to the Offer to Exercise. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

Please direct questions or requests for assistance regarding the Offer to Exercise, Election to Participate and Exercise Offering Warrants, and Notice of Withdrawal or other materials to the Information Agent at the following address.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 434-0035

All Others Call: (866) 342-4883

Email: ampx@dfking.com

You may contact Continental Stock Transfer & Trust Company, who is acting as the Company’s Depositary Agent for the Offer to Exercise by first-class mail at:

Continental Stock Transfer & Trust Company

Attn: Corporate Action

1 State Street, 30th Floor

New York, New York 10004

(800) 509-5586

or by hand delivery or overnight courier to:

Continental Stock Transfer & Trust Company

Attn: Corporate Action

1 State Street, 30th Floor

New York, New York 10004

(800) 509-5586

reorg+amprius@continentalstock.com

Please direct requests for additional copies of the Offer to Exercise, Election to Participate and Exercise Offering Warrants, and Notice of Withdrawal or other materials, in writing, to the Company. The Company may be reached at:

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Attention: Chief Financial Officer

Telephone: (800) 425-8803

The Offer to Exercise is not being made to, nor will tenders be accepted from or on behalf of, holders of Offering Warrants residing in any jurisdiction in which the making of the Offer to Exercise or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Sincerely,

/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer
Amprius Technologies, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, any information agent or warrant solicitation agent engaged by the Company, or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer to Exercise other than the enclosed documents and the statements contained therein.